July 7, 2022

VIA EDGAR & FEDERAL EXPRESS

Joanna Lam

Raj Rajan

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Granite Ridge Resources, Inc.

Form S-4 Registration Statement

Filed May 16, 2022

File No. 333-264986

Ladies and Gentlemen:

This letter sets forth the responses of Granite Ridge Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 13, 2022, with respect to the Company’s registration statement on Form S-4, File No. 333-264986 (the “Registration Statement”).

Concurrent with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Registration Statement on Form S-4 filed May 16, 2022

Cover Page

1.

Please disclose that you will be a “controlled company” under the NYSE rules following the transactions and may elect to take advantage of certain “controlled company” exemptions to the corporate governance listing standards of NYSE.

RESPONSE:

We have revised our disclosure on the cover page of Amendment No. 1 to disclose that we will be a “controlled company” under the NYSE rules following the transactions and may elect to take advantage of certain “controlled company” exemptions to the corporate governance listing standards of the NYSE.

Q: What equity stake will current ENPC stockholders and Existing GREP Members hold in Parent after the closing?, page ix

2.

We note your tabular disclosure here and elsewhere reflects a maximum redemption scenario that does not reflect the requirement pursuant to the ENPC certificate of incorporation and the Business Combination Agreement that ENPC has net tangible assets of at least $5,000,001 upon the redemption of Class A common stock. We also note your disclosures on pages 12 and 71 that you will not consummate the transactions or redeem any public shares if public stockholders redeem public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please revise or advise.

RESPONSE:

We have revised our disclosure on pages ix, 12, 32, 77 and 130 of Amendment No. 1 to disclose that the maximum redemption scenario assumes that the redemption of 40,899,999 shares of our Class A common stock are redeemed for cash, reflecting the requirement pursuant to our certificate of incorporation and the Business Combination Agreement that we must have net tangible assets of at least $5,000,001 upon the redemption of Class A common stock.

Q: Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination, page xiii

3.	We note that Stephens Inc. provided a fairness opinion. Please revise to provide a clear explanation as to the reason why the fairness opinion was obtained.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

We have revised our disclosure on page xvi of Amendment No. 1 to provide a clear explanation as to why the ENPC Board obtained a fairness opinion from Stephens Inc.

Q: What interests do ENPC’s current officers and directors have in the Business Combination?, page xiv

4.

We note your disclosure that the aggregate value of the common stock held by sponsor, and ENPC’s officers and directors following the business combination is estimated to be approximately $8.6 million, excluding the SPAC Vesting Shares. Please revise to quantify the aggregate value of common stock held by such parties including the SPAC Vesting Shares and discuss the related assumptions.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise that the SPAC Vesting Shares do not increase the value of the Parent common stock held by the Sponsor, or ENPC’s officers and directors. Such shares only vest if the per share value of the Parent common stock falls below $10.00 per share and only to the extent necessary to maintain the approximately $8.6 million value of such Parent common stock. We have revised our disclosure on pages xvii, 19 and 117 of Amendment No. 1 to clarify this point.

5.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE:

We note that the Sponsor and its affiliates may receive a positive rate of return on their investments in ENPC, even if other stockholders of ENPC do not receive a positive rate of return on their investments. We have revised our disclosure on pages xviii, 20 and 118 of Amendment No. 1 to clarify this point. Additionally, we note that beginning on page x of Amendment No. 1, we include a summary of the fully diluted share count of Parent common stock immediately following the Business Combination at illustrative share prices.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

6.

Please revise your disclosure to clarify the material conflicts of interests that ENPC’s officers and directors, the sponsor and Solamere may have in the business combination transaction. For example, please discus any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the Grey Rock. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise that ENPC’s current officers and directors, the Sponsor and Solamere individuals and entities have no interest in, or affiliation with, Grey Rock. We have revised our disclosure on pages xviii, 20 and 118 of Amendment No. 1 to clarify that the employees of Solamere have fiduciary and contractual obligations to Solamere.

Q: Do I have redemption rights?, page xv

7.

Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:

We have revised our disclosure on page xix of Amendment No. 1 to clarify that the public warrants will be retained following the redemption of shares and the value and risks associated with the public warrants.

Q: What are the U.S. federal income tax consequences to me as a result of the Business Combination?, page xvii

8.

We note that Kirkland and Ellis LLP will provide a “should” opinion that “the Mergers taken together should qualify (in whole or in part) as a tax-deferred transaction under Section 351 of the Code.” Based on the limited disclosure relating to the Section 351 opinion, it is not clear why counsel is providing a “should” opinion. Please revise to explain why counsel cannot provide a “will” opinion and describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

We have revised our disclosure on pages xx and 147 of Amendment No. 1 to explain why Kirkland & Ellis cannot provide a “will” opinion and to describe the degree of uncertainty in the opinion.

9.

We note that you indicate that there are significant legal and factual uncertainties concerning the application of the requirement in Section 368(a) of the Code that the acquiring corporation must continue either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. Please revise to describe what those significant legal and factual uncertainties are.

RESPONSE:

We have revised our disclosure on pages xx, 58, and 148 of Amendment No. 1 to describe the significant legal and factual uncertainties concerning the application of the requirement in Section 368(a) of the Internal Revenue Code.

Summary of the Proxy Statement/Prospectus

Other Related Agreements

Registration Rights and Lock-Up Agreement, page 6

10.

We note that you will enter into a registration rights agreement and lock-up agreement with the sponsor, certain stockholders of ENPC and the Existing GREP Members that will require you to register the resale under the Securities Act of shares of your common stock held by them. Please revise to disclose the number of shares of common stock which will be subject to registration rights.

RESPONSE:

We have revised our disclosure on pages 7, 103 and 279 of Amendment No. 1 to disclose the number of shares of Parent common stock which will be subject to registration rights.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Summary Historical Reserve Data of the Funds, page 32

11.

We note your disclosure of the net estimated proved reserves as of December 31, 2022 combines the net quantities of proved undeveloped and proved developed non-producing reserves into a single total amount. Please note the staff considers developed non- producing reserves to be developed reserves for purposes of disclosure under Item 1202(a)(1) of Regulation S-K. Please revise your disclose accordingly. This comment also applies to the disclosure of the percentage of the Fund’s estimated net proved volumes classified as proved undeveloped reserves as of December 31, 2021 on pages 43 and 176 and the tabular presentation on page 189.

RESPONSE:

We have revised our disclosure on pages 34, 43, 185 and 198 of Amendment No. 1 to reflect developed non-producing reserves as developed reserves.

Comparative Per Share Data, page 33

12.	Please show us how you determined the book value per share of $7.41 under the scenario assuming no redemptions. Please revise or advise.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise that we have removed the Comparative Per Share Data section from Amendment No. 1 because such disclosure is no longer required pursuant to Item 14(b)(10) of Schedule 14A, Item 3(f) of Form S-4 or otherwise, and we believe this section did not meaningfully supplement the unaudited pro forma condensed combined financial information and redemption sensitivity analyses included elsewhere in Amendment No. 1.

13.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including warrants retained by redeeming shareholders and unvested SPAC Vesting Shares held by sponsor and the independent directors, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

In response to the Staff’s comment, we have revised our disclosure on pages x, xi, xii, xiii, 131, 132, 133 and 134 of Amendment No. 1 to include the requested sensitivity analysis.

Risk Factors, page 37

14.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

We have revised our disclosure on page 59 of Amendment No. 1 to disclose the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering.

Risks Related to the Business Combination and Integration of Business

The Sponsor and ENPC’s current directors and executive officers and their affiliates own shares of ENPC Common Stock..., page 56

15.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:

We have revised our disclosure on page 57 of Amendment No. 1 to highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

Risks Relating to Ownership of Parent Common Stock Following the Business Combination, page 63

16.

Please include risk factor disclosure that Parent may redeem unexpired public warrants at a time that is disadvantageous to holders, which may force holders to exercise or sell warrants when they might otherwise wish to hold them, or to receive the nominal redemption price which is likely to be substantially less than the market value of the warrants.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

We have revised our disclosure on page 66 of Amendment No. 1 to include disclosure that Parent may redeem unexpired public warrants at a time that is disadvantageous to holders.

Parent will qualify as an emerging growth company within the meaning of the Securities Act..., page 65

17.

We note your disclosure here and elsewhere that Parent will qualify as an emerging growth company. Please revise to state Parent’s election under Section 107(b) of the JOBS Act. If Parent has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable.

RESPONSE:

We have revised our disclosure on page 67 of Amendment No. 1 to note that we intend to take advantage of the benefits of this extended transition period.

The Parent Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types..., page 68

18.

Please revise your disclosure here and on pages 155 and 242 to ensure that your disclosure is consistent with Parent’s Form of Amended and Restated Certificate of Incorporation. In that regard, we note Section 11.1 thereof states that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which federal courts have exclusive jurisdiction. In addition, please expand your disclosure here and on page 242 to state that there is uncertainty as to whether a court would enforce the provision in Section 11.1(b) of Parent’s charter that selects the federal districted courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

RESPONSE:

We have revised our disclosure on pages 70, 163, 164 and 269 of Amendment No. 1 accordingly.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Unaudited Pro Forma Condensed Combined Financial Statements, page 72

19.

We note your disclosure on page 250 that during the year ended December 31, 2021, you borrowed from Sponsor total of $430,000 working capital loans and Sponsor has agreed to cancel such working capital loans as part of the consideration for the business combination. Tell us how you reflected this transaction in your pro forma financial statements and revise your disclosures as appropriate.

RESPONSE:

We have revised the unaudited pro forma condensed combined balance sheet as of March 31, 2022, and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, to reflect the cancelation of the Sponsor’s working capital loans as part of the consideration for the Business Combination. See the revised unaudited pro forma condensed combined balance sheet as of March 31, 2022 on page 77 of Amendment No. 1, the revised unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 on page 79 of Amendment No. 1 and the related footnote disclosures (Notes 3(g) and 4(m)) on pages 83 and 84 of Amendment No. 1.

Note 1- Basis of Presentation and Description of the Transaction, page 77

20.

We note Grey Rock Energy Fund I has been identified as the acquirer and predecessor to Parent. We also note your disclosure that management determined that Fund I was the predecessor as it preceded the formation of Fund II and Fund III and common management and ownership exists between each of the three Funds. Please address the following issues and revise your disclosures as appropriate:

•

Please disclose the common Partners’ ownership percentage in each of the Funds. Explain to us in detail how you concluded that the Funds are not under common control and GREP formation transactions are not transactions between entities under common control.

•

Considering Fund III appears to retain or receive the largest portion of the voting rights or equity in the combined entity and Fund III is significantly larger than other two Funds, explain to us how you concluded Fund I as the accounting acquirer and predecessor, and the accounting for the GREP formation transaction is appropriate. Provide us the specific accounting literature that supports your conclusion.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff as follows.

Common Control Considerations:

With respect to the first bullet, the Company considered whether or not the Funds are under common control under ASC 805. In ASC 805, “control” has the same meaning as “controlling financial interest” under ASC 810-10-15-8, which includes a controlling financial interest through other means such as contractual or legal rights, general partnership interest and as primary beneficiary of a variable interest entity or a voting interest entity. After analyzing the current structure and factors discussed below, the Company has concluded that the Funds are not under common control. The following factors were considered in reaching this conclusion:

•

Grey Rock Energy Partners GP, L.P., a Delaware limited partnership (“GR Partnership I”), is the general partner of Fund I. Grey Rock Energy Partners GP II, L.P., a Delaware limited partnership (“GR Partnership II”), indirectly owns 100% of each of (i) Grey Rock Energy Partners GP II-A, L.P., a Delaware limited partnership and the general partner of Grey Rock Energy Fund II, L.P., a Delaware limited partnership, and (ii) Grey Rock Energy Partners GP II-B, L.P., a Delaware limited partnership and the general partner of Fund II-B and Fund II-B Holdings. Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership (“GR Partnership III” and together with GR Partnership I and GR Partnership II, collectively, the “Grey Rock Partnerships”), indirectly owns 100% of each of (i) Grey Rock Energy Partners GP III-A, L.P., a Delaware limited partnership and the general partner of Fund III-A, and (ii) Grey Rock Energy Partners GP III-B, a Delaware limited partnership and the general partner of Fund III-B and Fund III-B Holdings. Prior to the GREP formation transactions, the interests entitling the limited partners to voting rights (i.e., the Class A limited partnership interests) of GR Partnership I and GR Partnership II were 64.35% owned by GREP Founders LP, a Delaware limited partnership, and 34.65% owned by Exceptional Alliance LP, a Texas limited partnership. The interests entitling the limited partners to voting rights (i.e., the Class A limited partnership interests) of GR Partnership III were 91.82% owned by GREP 2018 Partners, LP a Delaware limited partnership, and 7.18% owned by Exceptional Alliance LP. Although one individual entity had greater than 50% voting ownership, the partnership agreements have an additional clause that requires 67% ownership to vote, therefore preventing a limited partner from obtaining control by having greater than 50% of the voting interest.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

•

Full control of the Grey Rock Partnerships was provided to the following general partners, Grey Rock Energy Partners GP, LLC, a Delaware limited liability company and the general partner of GR Partnership I, GREP GP II, LLC, a Delaware limited liability company and the general partner of GR Partnership II, and GREP GP III, LLC, a Delaware limited liability company and the general partner of GR Partnership III. In addition, no limited partners of the Grey Rock Partnerships participate in the management or control of the business, transact any business, or have any power to act or bind any of the Grey Rock Partnerships.

•

Each of the limited partnership agreements (“Grey Rock Partnership LPAs”) that govern each of Grey Rock Partnerships (i) does not contain any kick-out rights that can be exercised by a single limited partner or the vote of a simple majority of the partners and (ii) requires unanimous consent of all Class A Limited Partners to dissolve the respective Grey Rock Partnership. Additionally, there were no substantive kick-out or participating rights provided to the limited partners at any level of the organizational structure between the Funds and the Grey Rock Partnerships that constitutes control.

•

While the Funds are entities under common management, common management does not in and of itself result in a transaction being accounted for as a transaction under common control. Since GREM does not control any of the Grey Rock Partnerships, the management of the Grey Rock Partnerships have a fiduciary responsibility to manage the three Grey Rock Partnerships in the best interest of the individual investors that comprise each unique Funds’ set of limited partners, as provided in the respective Grey Rock Partnership LPAs.

Based upon consideration of all of the factors above, the Company concluded that the GREP formation transactions are not between entities under common control.

Identification of the Acquirer and Predecessor

With respect to the second bullet, the Company respectfully advises the Staff that, in consideration of the accounting acquirer, the Company referred to ASC 805-10-25-5 and General Subsection of Subtopics 810-10 (related to determining the existence of a controlling financial interest shall be used to identify the acquirer – the entity that obtains control of the acquiree). ASC 810-10 contains guidance on the concept of control that should be applied in determining if one entity has obtained control of another entity and, thus, consummated a business combination.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

The general guidance in ASC 810-10 states that the usual condition to have a controlling interest is to have the majority of the voting interest in an entity. Therefore, as a general rule, ownership by one entity, directly or indirectly, of over 50% of the outstanding voting shares of another entity is a condition indicating control and, in a business combination, towards the identity of the accounting acquirer. However, ownership of more than 50% of the voting rights in the combined entity should not be considered a presumptive factor in determining the accounting acquirer. If the determination of the acquiring entity (the controlling entity) is not clearly indicated (i.e., the acquirer is not “obvious”) then the guidance in ASC 805-10-55-11 through 55-15 must be considered in order to determine the accounting acquirer.

The FASB did not provide a hierarchy to explain how to assess factors that influence the identification of the acquirer in a business combination, effectively concluding that no single criterion is more significant than any other.

Therefore, the determination of the accounting acquirer will require the exercise of professional judgment based on an evaluation of all factors in the aggregate. The Company’s conclusion that Fund I is the accounting acquirer is based upon not just one of the factors evaluated but on the totality of the factors below.

•	Transfer of cash

•	Exchange of equity interest

•	Relative voting rights

•	Existence of a large minority voting interest

•	Composition of the governing body

•	Composition of senior management

•	The terms of the exchange of equity interests

Transfer of Cash - ASC 805-10-55-11 states that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

GREP Holdings will primarily be transferring cash, other assets and liabilities in exchange for ownership interests in Granite Ridge Resources, Inc. However, GREP Holdings is a newly formed entity and will not have significant pre-combination activities. ASC 805-10-55-15 states that a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. Upon consideration of these factors, the Company concluded it would be inappropriate to designate GREP Holdings as the accounting acquirer.

Exchange of Equity Interest - ASC 805-10-55-12 provides that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

(a)

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The post transaction ownership of Granite Ridge Resources, Inc. will be based on the relative value of the assets being contributed to that entity by each Fund. The Company determined that the assets being contributed by Fund III have the highest combined valuation and will receive 55.2% of the shares and Funds I and II will receive 1.8% and 18.5%, respectively. The potential voting rights will also be proportional to the ownership units each Fund will receive as each of the Funds will not receive special voting rights that would give them a level of control different than their proportionate interest. Because the Company is a non-operator, the Company does not consider size of each Fund’s total assets to be a decisive factor, and therefore, the size and relative voting rights are individually not considered to be a decisive factor or more meaningful than the nature of the business. As discussed above, the ongoing management structure of all three funds is consistent with that of Fund I prior to the GREP formation transaction which was determined to be a more determinative factor in the evaluation of the accounting acquirer.

(b)

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

See discussion under subparagraph (a) above.

(c)

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The board of directors of Granite Ridge Resources, Inc. will initially consist of seven members. Of the initial members, four members are affiliated with the Funds. Since Fund I was formed prior to the formation of Fund II and Fund III, the initial four members were first affiliated with Fund I and, upon formation of the subsequent funds, were affiliated with Fund II and Fund III. The Company believes that the most decisive factor in determining Fund I as the accounting acquirer is that the composition of the governing body of Fund I was first, then extended to Fund II and Fund III and then will be extended to Granite Ridge Resources, Inc. upon completion of the GREP formation transactions.

(d)	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Senior management of the Granite Ridge Resources, Inc. will consist of Luke C. Brandenberg as President and Chief Executive Officer (“CEO”), and Tyler S. Farquharson as Chief Financial Officer (“CFO”). Management notes that the CEO and CFO were not part of the Company’s senior management prior to the GREP formation transactions. Management of the Funds will continue to be overseen by Grey Rock senior management.

(e)

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Because it is the public shareholders that will ultimately pay a premium for outside equity interests, the Company does not view this as a decisive factor.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Based upon consideration of all of the factors above, the Company concluded Fund I should be considered the accounting acquirer, with the most decisive factor being that Fund I’s management structure and composition of the governing body were applied to Fund II and Fund III, as well as the combined entity.

In considering the predecessor of Granite Ridge Resources, Inc., the Company considered the limited authoritative guidance in Rule 405 of Regulation C, which defined the term “predecessor” as a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person. Additionally, the Company also considered the content from a speech by the Staff at the 2015 AICPA National Conference. In that speech, the Staff highlighted a number of factors for registrants to consider in determining the predecessor, including (but not limited to), (1) the order in which the entities were acquired, (2) the size of the entities, (3) the fair value of the entities, and (4) the ongoing management structure.

In consideration of the factors to determine the predecessor as highlighted by the Staff, in the Company judgment, given the specific facts and circumstances of each of the Funds, the Company concluded that Fund I should be the predecessor. To arrive at this conclusion the Company first analyzed the factor that in most cases would be considered a decisive factor: total assets. Although the total assets of Fund I are the smallest of the Funds, as non-operators, the size of the assets are less meaningful than the nature of the business. As such, the relative size and fair values of the entities was not considered a decisive factor in this analysis. Further, Fund I was formed in 2014, prior to the formation of Fund II (formed in 2016) and Fund III (formed in 2018). Upon formation of the subsequent funds, the management strategy governing Fund I was then applied to Fund II and Fund III. As such, the ongoing management structure of all three funds was consistent with that of Fund I prior to the GREP formation transaction. In addition, as a result of the GREP Formation Transaction, Fund I ultimately succeeds to acquire substantially all of the business of Fund II and Fund III. Based on the aforementioned factors, Fund I was determined to be the predecessor to the GREP formation transactions.

Note 2- Preliminary Acquisition Accounting of the GREP Formation Transaction, page 78

21.

We note your disclosure that that the GREP Formation Transaction will be accounted for as a business combination in accordance with ASC 805 using the acquisition method of accounting. You also indicate that the purchase price allocation resulted in only in the step-up of oil and gas properties to its estimated fair value as all other assets acquired and liabilities assumed book values approximated their fair value. Please address the following items:

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

•	Please tell us why goodwill is not recognized in this transaction using the acquisition method of accounting. Refer to ASC 805-10-05-4.

•

The preliminary purchase price allocations of Fund II and III to Oil and Gas properties and deferred tax liabilities presented in the table are not consistent with GREP Formation Transaction accounting adjustments presented on page 75. Please revise or advise.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff as follows.

In response to the first bullet of the Staff’s comment, management of the Funds notes that the allocation of the purchase price ascribed to the assets and liabilities acquired and assumed in the GREP Formation Transaction was based on their estimated fair market values in accordance with ASC 805. Aside from oil and gas properties, the other assets acquired as well as liabilities assumed in the GREP Formation Transaction were either (i) assessed as approximating their fair values due to their short-term nature (revenue receivables, prepaid expenses, accounts payable and accrued liabilities) or (ii) were reported at fair value (derivative liabilities and asset retirement obligations). With respect to goodwill, management determined that the estimated fair value range of Fund II and Fund III’s oil and gas properties acquired as part of the GREP Formation Transaction is sufficient and the deferred taxes (recognized and measured in accordance with ASC 740) relate specifically to the step-up of oil and gas properties to their fair value.

The estimated fair value range of Fund II and Fund III’s oil and gas properties of approximately $1.438 billion to $1.667 billion was determined using the income approach and calculated using the discounted cash flow (“DCF”) method based on proved reserves. Management utilized the year-end reserve reports provided by Netherland, Sewell & Associates (“NSAI”) and updated for acquisitions and developments incurred through June 29, 2022. To account for the varying level of uncertainty between reserve categories, a separate DCF analysis was prepared for each reserve class (proved developed, proved developed nonproducing and proved undeveloped). Other significant inputs to derive the estimated fair value range include oil and gas prices, capital expenditures, inflation rate and discount rate as further discussed below.

To perform the analysis, management first considered the differentials related to the pricing of oil and gas. Specifically, consideration was given to both the three- and five-year New York Mercantile

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Exchange (“NYMEX strip”) on June 29, 2022, which included adjustments for inflation. Including both the three- and five-year strip was determined to be an appropriate period of time due to the nature of the oil and gas business which is subject to fluctuations in commodity prices. Both price strips assume 0% price and cost inflation beyond the end of the strip. Certain adjustments were made to these prices to reflect the location and quality differentials.

Capital expenditures were forecasted based on current and historical Authorizations for Expenditures (“AFEs”) which are provided by the third-party operators, adjusted for inflation. Since inception, there has been limited variability between actual capital expenditures and external AFEs.

Various discounts rate ranges were utilized to reflect the uncertainty in the timing and quantity of future production in each reserve category. To estimate cash flows from proved developed producing reserves, a discount range of 8% to 12% was utilized. To estimate the cash flows associated with proved developed nonproducing, a discount range of 10% to 12% was utilized. To estimate the cash flows for proved undeveloped reserves, a discount range of 12% to 20% was utilized. Although the higher discount rates will result in a lower net value, the discount rates used by management were determined to be appropriate in light of Regulation S-X 4-10 and common risking associated with proved undeveloped reserves of 80% to 100%.

In addition, publicly available information of comparable companies was also considered to evaluate the estimated fair value range calculated. Comparable companies that were considered were those with similar operating characteristics such as the corporate strategy, market capitalization and the composition of oil and gas properties. Benchmarking metrics such as enterprise value to proved PV-10 were calculated using information from the SEC filings of such comparable companies and compared to management’s estimates. The analysis further supported the estimated fair value range calculated.

The resulting value of oil and gas properties acquired, after considering the step-up related to the recognition of the deferred tax liability, falls within the estimated fair value range of Fund II and Fund III.

In response to the second bullet of the Staff’s comment, there were two discrete events as a result of the transactions that lead to the recognition of deferred taxes: (i) the change in the tax status from a Partnership to a C-Corporation, and (ii) the GREP Formation Transaction. In response to the Staff’s comment, the pro forma financial statements beginning on page 77 have been revised to reflect these two discrete events.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Note 4 - Transaction Accounting Adjustments - Statement of Operations, page 80

22.	Please address the following pro forma adjustments and revise your disclosures as appropriate:

•	Please disclose how you determined additional depreciation and accretion expense in the amount of $118,330 noted in adjustment 4(a).

•	Please explain in detail the basis for the adjustments 4(c) and 4(d) and how they are appropriate.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff as follows.

In response to the Staff’s first question, the pro forma adjustment of $118,330 for depletion and accretion expense was calculated using the preliminary purchase price allocation of Fund II’s and Fund III’s oil and gas properties to their estimated fair values. The pro forma increase to the oil and gas properties was first allocated to either leasehold cost or developmental cost and then to the individual basin. The methodology used to calculate the pro forma depletion expense for leasehold costs and developmental costs is further discussed below:

Depletion of leasehold costs was calculated using production and reserve information by basin to determine what percentage of proved reserves had been depleted. All proved reserves are included in the calculation, because there are leasehold costs for both developed and undeveloped reserves. The calculation was as follows: current year net production divided by the sum of total proved reserves as of December 31, 2021 and current year net production. The relevant data to perform this calculation was obtained from the current period production reports, provided by the Funds third party operators and reserve details, provided by Netherland, Sewell & Associates, Inc., the Funds independent petroleum engineers. The calculated percentage was then applied to the allocated fair value of oil and gas properties, by basin, to determine the pro forma depletion expense. This methodology used for the incremental depletion is consistent with that used in the audited financial statement of each of the Funds.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Depletion of developmental costs was calculated in a similar manner, however, proved undeveloped reserves were not included in the calculation, because no developmental costs were incurred for undeveloped reserves. As such, the percentage of reserves depleted was calculated as follows: current year net production divided by the sum of current proved developed producing and proved developed non-producing reserves, and current year net production. The calculated percentage was then applied to the allocated fair value of oil and gas properties, by basin, to determine the pro forma depletion expense.

The recalculated total depletion and accretion expense for the year ended December 31, 2021 was $209,954 (of which, $59,647 was attributable to Fund II and $150,307 was attributable to Fund III). As such, a pro forma adjustment was recorded to increase depletion and accretion expense by $118,330.

In response to the Staff’s second question, adjustment 4(c) was made to conform presentation between ENPC and Grey Rock. Amounts historically reported as “Professional fees” by Grey Rock were moved to “General and administrative” to conform with ENPC presentation conventions. This adjustment was also made to reflect a number of general and administrative expenses that management has identified that will increase as a result of the transaction. These expenses are isolated and objectively measurable, as prescribed in Section 3210.2 of the Commission’s Financial Reporting Manual (the “FRM”), and include the salaries of the CEO, CFO, Board expenses as well as additional audit, legal and other incremental expenses of becoming a public company. As fees associated with the new leadership team are directly related to the transaction and are recurring in nature, a pro forma adjustment was proposed to increase general and administrative expense.

Additionally, adjustment 4(d) was made to conform presentation between ENPC and Grey Rock. Amounts historically reported as “Management fees” by Grey Rock were moved to “Administrative fee - related party” to conform with ENPC presentation conventions. This adjustment was also made to increase the management fee that has been agreed upon in the event of a successful transaction. These expenses also meet the criteria prescribed in Section 3210.2 of the FRM, and are outlined in the “Management Services Agreement” between the Company and Grey Rock Administration, LLC. This form of Management Service Agreement has been agreed to by ENPC and Grey Rock and does not rely on judgmental estimates. For additional information, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Other Related Agreements — Management Services Agreement.”

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 6 - Supplemental Pro Forma Oil and Natural Gas Reserve Information, page 81

23.

The net quantities of reserves presented on pages 81 through 82 are indicated to be barrels of oil (Bbl), Mcf of natural gas, and barrels of oil equivalent (Boe). However, disclosure elsewhere on pages 32, 189, 190, F-45, F-70 and F-94 indicates the identical figures are presented as thousands of barrels of oil or MBbl, thousands of Mcf of gas or MMcf, and thousands of barrels of oil equivalent or MBoe. Please revise your disclosure to reconcile the inconsistencies in your units of measurement and modify the tabular disclosure provided on page F-46, F-71 and F-95 to clarify the product type and units measure. This comment also applies to the disclosure of your proved undeveloped reserves on page 192.

RESPONSE:

We have revised the disclosures on pages 85, 86, and 201 of Amendment No. 1 to remove the inconsistencies in the units of measure. Further, we have revised the tabular disclosures on page F-81, F-83, F-122 through F-123 and F-162 through F-163 of Amendment No. 1 to clarify the product type and units of measure.

24.

We note the net quantities attributed to the change in extensions and discoveries on pages 81 through 82, F-45, F-70 and F-94 appear to be significantly less than corresponding change in extensions and discoveries that occurred in your proved undeveloped reserves for the year ended December 31, 2021. For example, the change in total pro forma proved reserves shown on page 82 is 4,113 MBoe; whereas, the overall change in proved undeveloped reserves for Funds I, II and III combined is 11,291 MBoe based on disclosure on page 192. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not necessary.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise that the net quantities attributed to the change in extension and discoveries on pages 85, 86, F-81, F-122 and F-162 of Amendment No. 1 separately disclose extensions and discoveries from acquisitions of reserves, as applicable. Within the disclosure of Proved Undeveloped Reserves, we have revised the disclosures on pages 201 and 202 to separately disclose “Acquisition of Reserves” from “Extensions, Discoveries and Other Additions” to ensure comparable disclosures throughout the document.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Standardized Measure of Discounted Future Net Cash Flows, page 82

25.

Your disclosure of the Pro Forma standardized measure of future cash flows for the three Funds, as of December 31, 2021, is presented in two different tables on page 83, and each table has a different value. For example, the first table presents the value as $66.8 million and the second table presents the value as $668.8 million. Please revise your disclosure as necessary to resolve this apparent inconsistency.

RESPONSE:

We have revised the disclosure on page 87 of Amendment No. 1 under the Discounted Future Net Cash Flows table to be consistent with the Sources of Change in Discounted Future Net Cash Flows table.

Proposal No. 1 - The Business Combination Proposal

Background to the Business Combination, page 103

26.	Your charter waived the corporate opportunities doctrine under certain circumstances. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 103 of Amendment No. 1 to address the potential conflict of interest resulting from the waiver of the corporate opportunities doctrine in our charter. Further, we advise the Staff that we are not aware of any officer or director of ENPC who refrained from presenting any opportunity to acquire a target business to ENPC in reliance on the charter’s limited waiver or the corporate opportunities doctrine or as a result of a pre-existing fiduciary or contractual obligation. To our knowledge, the waiver of the corporate opportunities doctrine in its charter did not impact our search for an acquisition target.

27.

We note that ENPC entered into non-disclosure agreements with numerous potential transaction counterparties in addition to Grey Rock, and engaged in varying levels of discussions, negotiations and due diligence with respect to those companies. Please revise your disclosure to describe the methodology employed by ENPC in sourcing potential transaction counterparties, provide more detail regarding the entities ENPC engaged in meaningful and detailed discussions with, including whether any companies entered into a letter of intent, the size and industries in which they operate and the nature of discussions with such entities. In addition, please expand your disclosure to explain why, how and when ENPC determined the business combination with Grey Rock was superior to other potential alternatives.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

We have revised our disclosure on beginning on page 107 of Amendment No. 1 in response to the Staff’s comment.

28.

Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of ENPC and Grey Rock, including the material terms that were discussed, how parties’ positions differed, and how issues were resolved. Revise to clarify the process by which ENPC and Grey Rock initiated discussions and the representatives of ENPC and Grey Rock that participated in the referenced meetings and discussions, including the individuals that initiated the initial engagement. In addition, your revised disclosure should ensure that investors are able to understand how the parties determined the initial $1.3 billion transaction consideration included in the non-binding letter of intent submitted on April 5, 2022 and how the terms of the business combination evolved during negotiations.

RESPONSE:

We have revised our disclosure beginning on page 107 of Amendment No. 1 in response to the Staff’s comment.

29.

We note that ENPC engaged Evercore as a capital markets advisor to assist ENPC with a potential business combination in September 2020, Evercore participated in numerous diligence sessions and discussions regarding the terms of a potential business transaction between ENPC and Grey Rock, and that such engagement was terminated in May 2022. We further note that the Funds also engaged Evercore to act as its financial and capital markets advisor in connection with the business combination. Please revise your disclosure to clarify in what capacity Evercore participated in such diligence sessions and discussions, any services provided by Evercore, including if a report, opinion or appraisal was prepared by Evercore, and how ENPC’s board considered this conflict of interest in negotiating and recommending the business combination.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

We have revised our disclosure on page 109 through 111 and page 129 of Amendment No. 1 in response to the Staff’s comment.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 123

30.

We note that the Funds have engaged Evercore to act as its financial and capital markets advisor in connection with the Business Combination for which they agreed to pay Evercore a fee if the business combination is completed. Please quantify the aggregate fees payable to Evercore by the Funds that are contingent on completion of the business combination.

RESPONSE:

We have revised our disclosure on page 129 of Amendment No. 1 to quantify the aggregate fees payable to Evercore by the Funds that are contingent on the completion of the Business Combination.

Information about ENPC

Redemption Rights, page 156

31.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise that certain of the Class F shareholders agreed not to exercise their redemption rights with respect to any founder shares and public shares they may hold in connection with the Business Combination. No separate consideration was provided in exchange for the agreement not to exercise their redemption rights. Rather, this agreement was part of the overall terms agreed to by such shareholders in connection with the Business Combination.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Business of Grey Rock

Assets of the Funds, page 175

32.

Expand your summary table of the assets of the Fund’s to include the total gross and net productive wells separately as oil or gas wells. Refer to the disclosure requirements in Item 1208(a) of Regulation S-K.

RESPONSE:

We have revised our disclosure on page 185 of Amendment No. 1 to expand the summary table of the assets of the Funds to include the total gross and net productive wells separately as oil or gas wells.

Reconciliation of PV-10 to Standardized Measure, page 190

33.

The Standardized Measure Reconciliation table on page 191 indicates the Pre-Tax Present Value of Estimated Future Net Revenues for the three Funds are equal to their Standardized Measure of Discounted Future Cash Flows with no reduction for future income taxes. We note this disclosure appears to be inconsistent with the presentation of the Standardized Measure values for each of the three Funds on pages F-47, F-72, and F- 96. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not necessary.

RESPONSE:

We have revised our disclosure on page 200 of Amendment No. 1 to include the effects of future income taxes, consistent with the presentation of standardized measure on pages F-84, F-124 and F-164. Additionally, we have revised the SEC Pricing Proved Reserves table on page 199 of Amendment No. 1 to ensure consistency in the Pre-Tax Present Value of Estimated Future Net Revenues (Pre-Tax PV 10%) across disclosures.

Proved Undeveloped Reserves, page 192

34.

The proved undeveloped reconciliation table presented on page 192 includes various explanations related to changes in total proved reserves without providing specific explanations regarding the changes specific to proved undeveloped reserves. Please expand your disclosure of the changes in proved undeveloped reserves to include a detailed narrative explanation for each line item to identify and quantify each contributing factor, including offsetting factors, so that the changes in net proved undeveloped reserves between periods are fully explained. Your explanation of proved undeveloped reserves converted to proved developed should include the capital associated with the conversions. Refer to the disclosure requirements in Item 1203(b) and (c) of Regulation S-K.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

In response to the Staff’s comment, and in order to be consistent with the tabular disclosures on pages 201 and 202 of Amendment No. 1, we have revised the explanations of changes in proved reserves to changes in proved undeveloped reserves. The changes in proved reserves are included on pages F-81, F-122 and F-162 of Amendment No. 1, and as such has been removed from pages 201 and 202. Additionally, in accordance with Item 1203(b) and (c) of Regulation S-K, we have included the capital associated with the conversion of proved undeveloped reserves to developed reserves on pages 201 and 202 of Amendment No. 1.

Production, Price and Production Expense History, page 196

35.

We note the net production presented on pages 197 through 198 appears to be inconsistent with the comparable disclosure elsewhere in your filing on pages 81 through 82, 208, 211, 216, 221, F-45, F-70 and F-94. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not necessary.

RESPONSE:

We have revised our disclosure on pages 205 through 208 of Amendment No. 1 to resolve any inconsistencies in net production disclosed elsewhere in Amendment No. 1.

36.

Please expand the disclosure of your production by individual product type to present the information for each field that contains 15% of more of your total proved reserves for each fiscal period presented. Refer to the disclosure requirements in item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

RESPONSE:

We have revised our disclosure on page 205 of Amendment No. 1 to expand the disclosure of the Funds’ production by individual product type to present the information for each field that contains 15% of more of our total proved reserves for each fiscal period presented.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Drilling and Development Activity, page 199

37.

Please expand your disclosure of wells drilled in the last three years to include: 1) the number of net productive and dry exploratory wells drilled, and 2) the number of dry development wells drilled. Refer to the disclosure requirements in Item 1205(a)(1) and (2) of Regulation S-K.

RESPONSE:

We respectfully advise the Staff that as a non-operator of the Funds, Grey Rock does not invest in exploratory wells but rather wells with proved reserves. Management acknowledges the risk that a dry hole could exist; however, since inception the Funds have not encountered any such holes. As such, management believes the inclusion of exploratory wells and dry wells in the disclosure is not applicable given the nature of its business. The disclosure on page 209 of Amendment No. 1 has been amended to clarify these points.

38.

Please explain to us your rationale for classifying your Eagle Ford productive wells as both oil and natural gas wells. Refer to the disclosure requirements in Item 1208(a) of Regulation S-K and revise your disclosure as necessary.

RESPONSE:

We have revised our disclosure on page 209 and the table found on page 185 of Amendment No.1 to clarify that both oil wells and natural gas wells exist within the Eagle Ford basin; however, there are no wells that are classified as both oil and gas producing.

Leasehold Properties, page 200

39.

Please expand the disclosure of your acreage to additionally provide the total gross amounts of your developed and undeveloped acreage. Refer to the disclosure requirements in Items 1208(a) and 1208(b) of Regulation S-K.

RESPONSE:

We have revised our disclosure on page 210 of Amendment No. 1 to expand our disclosure of the Funds’ acreage to additionally provide the total gross amounts of its developed and undeveloped acreage.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Business of Grey Rock

Unproved Properties, page 201

40.

We note you disclosed on page F-31, F-56 and F-81 that the Partnership uses the “Successful Efforts Method” of accounting for oil and gas producing activities. However, disclosures here, page 209 and risk factor on page 42 appear to indicate that the Partnership uses “Full Cost Method” of accounting. Please revise to include consistent disclosures.

RESPONSE:

We have revised our disclosure on pages 42, 211 and 215 of Amendment No. 1 to ensure that the “Successful Efforts Method” of accounting is consistently disclosed throughout the document.

Beneficial Ownership of Securities, page 244

41.

Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Apollo Management Holdings GP, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE:

We have revised our disclosure on page 273 of Amendment No. 1 to disclose the natural persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Apollo Management Holdings GP, LLC.

Grey Rock Energy Fund, LP and Subsidiaries (Predecessor)

Notes to Consolidated Financial Statements

13. Supplemental Oil and Gas Information (Unaudited) Oil and Natural Gas Exploration and Production Activities

Oil and Natural Gas Reserve Data, page F-45

42.

The discussion of the changes that occurred in total proved reserves indicates the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of several separate and unrelated factors, e.g. prices and well performance. Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. Refer to FASB ASC 932-235-50-5. This comment also applies to the comparable disclosure of revisions on pages F-70 through F-71 and F-94 through F-95.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

RESPONSE:

We have revised the disclosures on pages F-84, F-124, F-164 of Amendment No. 1 to separately identify and quantify the factors that contributed to the net change in proved reserves, specifically attributable to revisions to previous estimates.

Audited Financial Statements of Grey Rock Energy Fund II, LP

5. Oil and Gas Properties, page F-64

43.

We note your disclosure that in March 2021, the Partnership sold a partial unit of oil and natural gas properties in the Bakken Basin for approximately $933,000, recognizing the full amount as a gain. Please explain to us how recognition of gain is consistent with your accounting policy which indicates that upon the retirement or sale of a partial unit of proved property, the cost is charged to the property accounts without a resulting gain or loss recognized in income. Please revise or advise.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that partial units of oil and gas properties from the Bakken Basin were sold in 2019 and 2020. At this time, the costs were charged to the property accounts, eliminating the cost basis related to these assets. When an additional partial unit was sold in 2021, there was no cost basis remaining to charge against. As such, the full amount of the transaction was recognized as a gain upon sale. The is consistent with the guidance in ASC 932-360-55-11, which states that the sale of a partial unit of proved property shall be accounted for as a sale of an asset, and a gain or loss shall be recognized. However, the sale may be accounted for as a normal retirement under the provisions of ASC 932-360-40-3 with no gain or loss recognized if doing so does not significantly affect the unit-of-production amortization rate. As the Fund still owns acreage and producing assets associated with their investment in the Bakken Basin, it is appropriate to describe the 2021 transaction as a partial sale, despite there being no remaining cost basis associated with the assets.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

July 7, 2022

Exhibits

44.	Please file the revolving credit facilities for Fund I, Fund II and Fund III, or tell us why you believe you are not required to do so.

RESPONSE:

We have filed the revolving credit facilities for Fund I, Fund II and Fund III as exhibits 10.7 through 10.11.

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated June 13, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Julian J. Seiguer, at (713) 836-3334 or Anne G. Peetz at (713) 836-3711.

Sincerely,

/s/ Alex J. Dunn
Name:	Alex J. Dunn
Title:	Chief Executive Officer and Chief Financial Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Christian Nagler, Kirkland & Ellis LLP

Wayne Williams, Kirkland & Ellis LLP

Anne G. Peetz, Kirkland & Ellis LLP